SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 28, 2011 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

The Company has accepted the sale offer made by Metronec S.A. (“Metronec”) for the acquisition of 50% of the Metroshop S.A.’s capital stock (“Metroshop) held by Metronec. The acquisition also includes the shares as well as the political and economic rights derived from its interest, as Metroshop have settled all of its debt to the shareholder Metronec. In that sense, from the acquisition of the amount of 18,400,000 registered, non-endorsable common shares, of nominal value of US$ 1 each and 1 vote per share Class “B” (hereinafter “Shares”), representing 50% of the issued, subscribed and paid capital stock and by the votes of Metroshop, APSA., becomes the owner of 100% of Metroshop’s capital stock.

We also inform that Metroshop has agreed to sell to Tarshop S.A. its credit card portfolio comprised by delinquent accounts of less than 60 days.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: January 28, 2011